Exhibit 4

METHANEX CORPORATION
Supplemental Information, Page 1
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

Methanex Corporation (the “Company”) follows generally accepted accounting principles in Canada (“Canadian GAAP”) which are different in some respects from those applicable in the United States and from practices prescribed by the United States Securities and Exchange Commission (“U.S. GAAP”). The significant differences between Canadian GAAP and U.S. GAAP with respect to the Company’s consolidated financial statements are as follows:

(a)	Income tax accounting:

The income tax differences identified in note (h) include the income tax effect of other differences between Canadian GAAP and U.S. GAAP described below.

(b)	Business combination:

Effective January 1, 1993, the Company combined its business with a methanol business located in New Zealand and Chile. Under Canadian GAAP, the business combination was accounted for using the pooling-of-interest method. Under U.S. GAAP, the business combination would have been accounted for as a purchase with the Company identified as the acquirer.

For U.S. GAAP purposes, property, plant and equipment would increase by $85.6 million for the year ended December 31, 2002 (2001 — $110.4 million), which represents the adjustments, net of depreciation, to record the business combination described above as a purchase.

(c)	Interest in joint venture:

U.S. GAAP requires interests in joint ventures to be accounted for using the equity method, whereas Canadian GAAP requires proportionate consolidation of interests in joint ventures. The impact of applying the equity method of accounting does not result in any change to net income or shareholders’ equity and as such the Company has not made an adjustment in this reconciliation for this difference in accounting principles. This departure from U.S. GAAP is acceptable for foreign private issuers under the practices prescribed by the United States Securities and Exchange Commission. A summary balance sheet and cash flow statement for the interest in the joint venture is provided in note 4 to the Company’s consolidated financial statements.

(d)	Derivative instruments and hedging activities:

Under Canadian GAAP, unrealized gains or losses on foreign currency contracts are recognized in earnings when the related hedged transaction is realized.

Under U.S. GAAP, the fair values of all derivative instruments are recognized as assets or liabilities at the balance sheet date. Changes in the fair value of these instruments are reported in net income or other comprehensive income, depending on the use of the derivative and whether it qualifies for hedge accounting treatment. The Company designates each derivative instrument as either a cash flow hedge or a fair value hedge. Cash flow hedges are hedges of the variability of cash flows relating to forecasted transactions and fair value hedges are hedges of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment. For cash flow hedges, the effective portion of the gain or loss on the derivative instrument is reported initially as a component of other comprehensive income and subsequently reclassified into earnings when the forecasted transaction occurs. For fair value hedges, at each balance sheet date the effective portion of the gain or loss on the derivative instrument is recognized in net income together with the corresponding gain or loss on the hedged item attributable to the risk being hedged. Any amounts excluded from the assessment of hedge effectiveness as well as any ineffective portion of a derivative’s change in fair value are immediately recognized in net income.

METHANEX CORPORATION
Supplemental Information, Page 2
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(d)	Derivative instruments and hedging activities (continued):

For the year ended December 31, 2002, the Company recorded a net adjustment to increase income before taxes by $18.8 million (2001 – $18.9 million), which represents the difference between Canadian and U.S. GAAP for accounting for derivative instruments.

(e)	Stock compensation:

For U.S. GAAP purposes, the Company has elected under Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” to continue to apply the provisions of Accounting Principles Board Opinion 25 to its accounting for stock compensation to employees. Under APB 25, compensation is measured based on the intrinsic value method. Under the intrinsic value method, compensation expense is recorded for the excess on the measurement date of the market price of the stock over the exercise price of the stock option. The measurement date is the first date on which both the number of shares the employee is entitled to receive and the exercise price are known. If the measurement date is later than the date of grant then the plan is termed a variable plan and compensation expense is measured as the amount by which the quoted market price of the Company’s common shares exceeds the exercise price of the stock option at each reporting date until the measurement date. Compensation expense is recognized ratably over the vesting period.

For U.S. GAAP purposes the following adjustments to income before taxes have been made:

(i)	Incentive stock options — The Company grants incentive stock options which have exercise prices based on the market price at the date of grant and, accordingly, no stock compensation expense is required to be recorded. The Company granted 946,000 stock options in 2001 that are accounted for under U.S. GAAP as variable plan options because the exercise price of the stock options is denominated in a currency other than the Company’s functional currency or the currency in which the optionee is normally compensated. During the year ended December 31, 2002, the Company recorded $1.9 million in compensation expense related to these variable plan options.

(ii)	Performance stock options — The Company has also granted performance stock options for which the measurement date is not known until certain performance criteria are achieved. For the year ended December 31, 2002 the compensation expense related to the performance stock options was $0.6 million (2001 — $1.9 million).

(f)	Shipping and handling costs:

Certain shipping and handling costs are netted against revenue for the Company’s Canadian GAAP consolidated financial statements. U.S. GAAP requires the presentation of revenue without deductions for shipping and handling costs. For U.S. GAAP purposes, revenue and cost of sales would increase by $33.0 million for the year ended December 31, 2002 (2001 – $43.3 million).

(g)	Impact of recently issued U.S. accounting pronouncements:

(i)	Statement of Financial Accounting Standards No. 146, “Accounting for Costs Associated with Exit or Disposal Activities” – FAS 146 relates to the recognition of a liability for a cost associated with an exit or disposal activity and requires that a liability be recognized for those costs only when the liability is incurred. FAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. FAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

METHANEX CORPORATION
Supplemental Information, Page 3
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(g)	Impact of recently issued U.S. accounting pronouncements (continued):

(ii)	Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” — FAS 144 supersedes FAS 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of” and related literature. FAS 144 establishes a single accounting model, based on the framework of FAS 121, for long-lived assets to be disposed of by sale. The statement retains most of the requirements in FAS 121 related to the recognition of impairment of long-lived assets to be held and used. The statement is effective for fiscal years beginning after December 15, 2001. The adoption of FAS 144 had no material effect on the Company’s financial results.

(iii)	Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations” – FAS 143 requires that obligations associated with the retirement of tangible long-lived assets and associated retirement costs be recognized at fair value in the period in which the obligation is incurred with a corresponding increase in the carrying amount of the related long-lived asset. FAS 143 is effective for fiscal years beginning after June 15, 2002. The Company is evaluating the impact of adopting this statement.

(iv)	The FASB has also issued interpretations with wide applicability:

•	Financial Interpretation No. 45 (FIN 45), “Guarantor’s Accounting and Discounting Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” which addresses disclosure and initial recognition and measurement provisions related to guarantees. The disclosure provisions became effective for periods ending after December 15, 2002. The initial recognition and measurement provisions apply to guarantees issued after December 31, 2002.

•	Financial Interpretation No. 46 (FIN 46), “Consideration of Variable Interest Entities”, which addresses the consolidation of variable entities (formerly “Special-Purpose Entities”). The Interpretation is effect for interim or annual periods beginning after June 15, 2003.

FIN 45 and FIN 46 are not expected to currently impact the Company’s financial statements.

METHANEX CORPORATION
Supplemental Information, Page 4
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of U.S. GAAP differences:

(i)	Condensed consolidated balance sheets:

	December 31, 2002			December 31, 2001

	Canadian		U.S.	U.S.
	GAAP	Adjustments	GAAP	GAAP

Assets
Current assets	753,628	—	753,628	$575,941
Property, plant and equipment (b)	979,935	85,598	1,065,533	1,142,094
Other assets (d)	85,748	7,051	92,799	125,398

	$1,819,311	$92,649	$1,911,960	$1,843,433

Liabilities and Shareholders’ Equity
Current liabilities	$142,114	$—	$142,114	$264,974
Long-term limited recourse debt	97,578	—	97,578	—
Long-term debt	449,646	—	449,646	249,535
Other long-term liabilities (d)	52,980	9,766	62,746	159,775
Future income taxes (a)	172,915	15,747	188,662	184,606
Shareholders’ equity:
Capital stock (b)	517,210	393,948	911,158	932,099
Additional paid-in capital (e)	—	4,424	4,424	2,555
Deferred stock compensation (e)	—	—	—	(624)
Retained earnings	386,868	(339,571)	47,297	63,401
Accumulated other comprehensive income (loss) (d)	—	8,335	8,335	(12,888)

	904,078	67,136	971,214	984,543

	$1,819,311	$92,649	$1,911,960	$1,843,433

METHANEX CORPORATION
Supplemental Information, Page 5
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of U.S. GAAP differences (continued):

(ii)	Condensed consolidated statements of income and retained earnings:

	December 31, 2002			December 31, 2001

	Canadian		U.S.	U.S.
	GAAP	Adjustments	GAAP	GAAP

Revenue (d)(f)	$1,008,792	$33,002	$1,041,794	$1,195,480
Cost of sales and operating expenses (d)(e)(f)	739,156	16,703	755,859	936,958
Depreciation and amortization (b)	111,289	24,780	136,069	137,192

Operating income before undernoted items	158,347	(8,481)	149,866	121,330
Interest expense	(28,972)	—	(28,972)	(31,848)
Interest and other income	10,365	—	10,365	19,028
Asset restructuring charge	(115,387)	—	(115,387)	(11,060)
Site restoration adjustment	26,972	—	26,972	—

Income before income taxes and undernoted items	51,325	(8,481)	42,844	97,450
Income tax expense (a)	(24,911)	2,819	(22,092)	(27,527)

Net income before undernoted item	26,414	(5,662)	20,752	69,923
Cumulative effect of accounting change	—	—	—	(959)

Net income	26,414	(5,662)	20,752	68,964
Retained earnings (deficit), beginning of year	397,310	(333,909)	63,401	53,377
Excess of purchase price over assigned value of common shares	(24,349)	—	(24,349)	(58,940)
Dividend payments	(12,507)	—	(12,507)	—

Retained earnings, end of year	$386,868	$(339,571)	$47,297	$63,401

Basic net income per share before cumulative effect of accounting change	$0.21	$(0.05)	$0.16	$0.45

Basic net income per share	$0.21	$(0.05)	$0.16	$0.45

Diluted net income per share	$0.21	$(0.05)	$0.16	$0.44

METHANEX CORPORATION
Supplemental Information, Page 6
Reconciliation With United States Generally Accepted Accounting Principles

(Tabular amounts are in thousands of U.S. dollars, except per share amounts)

(h)	Impact of U.S. GAAP differences (continued):

(iii)	Statement of comprehensive income and accumulated other comprehensive income (loss):

	December 31, 2002	December 31, 2001

	U.S.	U.S.
	GAAP	GAAP

Net income	$20,752	$68,964
Other comprehensive income (loss), net of income tax:
Cumulative effect of accounting change	—	(9,652)
Change in fair value of cash flow hedging instruments (d)	21,233	(3,236)

Other comprehensive income (loss)	21,233	(12,888)

Comprehensive income	$41,985	$56,076

Accumulated other comprehensive loss, beginning of year	$(12,888)	$—
Other comprehensive income (loss)	21,223	(12,888)

Accumulated other comprehensive income (loss), end of year	$8,335	$(12,888)